EXHIBIT 99.1
Magal Security Systems Ltd. Reports
 Fourth Quarter & Full Year 2018 Financial Results
Record revenue at $92.6 million, growing 44% year-over-year

YEHUD, ISRAEL, March 27, 2019 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three months and full year period ended December 31, 2018. Management will hold an investors' conference call later today (at 10:30am Eastern Time) to discuss the results.
FULL YEAR 2018 RESULTS SUMMARY
•	Record revenue of $92.6 million, up 44% year over year;
•	Net income of $2.9 million versus a net loss of $6.9 million in 2017;
•	EBITDA of $7.0 million versus $0.6 million in 2017;
•	Growth in year-over-year backlog and record bookings in 2018.

MANAGEMENT COMMENT
Commenting on the results, Mr. Dror Sharon, CEO of Magal, said, "We are very pleased with our performance in 2018, with revenues up by 44% and reaching an all time record high. The increase in revenues which was in great measure attributable to organic growth across the board, in all regions, consisted of a diversified mix of projects as well as products."
FULL YEAR 2018 RESULTS
Revenues for the year ended December 31, 2018 were a record $92.6 million, a 44% increase compared with $64.3 million in 2017. On an organic basis, excluding the contribution to revenues from the acquisition of Esc Baz which closed on April 2, 2018, revenues would have grown 38% year-over-year.
Gross profit for 2018 was $40.3 million, representing 43.5% of revenues, compared with $31.3 million, representing 48.7% of revenues in 2017. The change in the gross margin is a function of the revenue mix between projects executed and products and services sold.
Operating income for 2018 was $3.8 million compared with an operating loss of $1.2 million in 2017.
Net income for 2018 was $2.9 million, or $0.12 per share compared with a net loss of $6.9 million, or $0.30 per share, in 2017.
EBITDA in 2018 was $7.0 million compared with $0.6 million in 2017.
FOURTH QUARTER 2018 RESULTS
Revenues for the fourth quarter of 2018 were $26.1 million, an increase of 13% compared with revenues of $23.0 million in the fourth quarter of 2017.
Gross profit for the fourth quarter of 2018 was $10.6 million, or 40.6% of revenues, compared with gross profit of $10.7 million, or 46.6% of revenues, in the fourth quarter of 2017. The change in gross margin between quarters is a function of the revenue mix between projects executed and products and services sold.
Operating loss for the fourth quarter of 2018 was $0.4 million compared to operating income of $1.8 million in the fourth quarter of 2017. During the fourth quarter of 2018 there was a higher level of operating expenses, primarily general and administrative expenses which amounted to $4.2 million versus $2.2 million in the fourth quarter of 2017. The increase was primarily due to a number of one-time, non-cash events including a write-off of $1 million in goodwill related to the Cyberseal acquisition made in 2013 and a $0.7 million provision for a doubtful receivable.

Net loss in the fourth quarter of 2018 was $0.1 million, or $0.01 per share compared with net income of $0.3 million, or $0.01 per share in the fourth quarter of 2017.
EBITDA in the fourth quarter was $1.3 million compared with $2.3 million in the fourth quarter of 2017.
Cash, short term deposits and restricted deposits, net of bank debt, as of December 31, 2018, were $55.0 million, or $2.38 per share, compared with cash and short term deposits, net of bank debt, of $52.3 million, or $2.27 per share, at December 31, 2017.
INVESTORS' CONFERENCE CALL INFORMATION:
The Company will host a conference call later today, March 27, 2018, at 10:30am Eastern Time and 4:30pm Israel time.
To participate, please call one of the following teleconferencing numbers:
US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609
A replay of the call will be available on the Company's website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.

ABOUT MAGAL SECURITY SYSTEMS LTD.
Magal is a leading international provider of physical and video security solutions and products, as well as site management. Since 1969, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown solutions including, PIDS (Perimeter Intrusion Detection Systems) and Symphony, our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.
For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL  SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2018	2017	% change	2018	2017	% change
Revenue	26,105	23,017	13.4	92,602	64,292	44.0
Cost of revenue	15,503	12,289		52,299	32,967

Gross profit	10,602	10,728	(1.2)	40,303	31,325	28.7
Operating expenses:
Research and development, net	1,838	1,619	13.5	6,852	6,558	4.5
Selling and marketing	4,982	5,125	(2.8)	18,557	18,158	2.2
General and administrative	4,217	2,181	93.4	11,139	7,853	41.8
Total operating expenses	11,037	8,925		36,548	32,569

Operating income (loss)	(435)	1,803		3,755	(1,244)
Financial income (expenses), net	670	(483)		1,361	(3,961)

Income (loss) before income taxes	235	1,320		5,116	(5,205)

Taxes on income	485	1,029		2,072	1,695

Net income (loss)	(250)	291		3,044	(6,900)

Income (loss) attributable to redeemable non-controlling interests	(150)	-		95	14

Net income (loss) attributable to Magal shareholders'	(100)	291		2,949	(6,914)

Basic and diluted net income (loss) per share	$(0.01)	$0.01		$0.12	$(0.30)

Weighted average number of shares used in computing basic net income (loss) per share	23,043,842	23,025,222		23,040,436	22,989,009

Weighted average number of shares used in computing diluted net income (loss) per share	23,043,842	23,122,323		23,287,752	22,989,009

	Three Months Ended December 31		Full Year Ended December 31,
	2018%	2017%	2018%	2017%

Gross margin	40.6	46.6	43.5	48.7
Research and development, net as a % of revenues	7.0	7.0	7.4	10.2
Selling and marketing as a % of revenues	19.1	22.3	20.0	28.2
General and administrative as a % of revenues	16.2	9.5	12.0	12.2
Operating margin	-	7.8	4.1	-
Net margin	-	1.3	3.2	-

MAGAL SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2018	2017	2018	2017

GAAP Net income (loss)	(250)	291	3,044	(6,900)
Less:
Financial income (expenses), net	670	(483)	1,361	(3,961)
Taxes on income	485	1,029	2,072	1,695
Depreciation and amortization	(1,722)	(479)	(3,224)	(1,876)
EBITDA	1,287	2,282	6,979	632

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2018	2017
CURRENT ASSETS:
Cash and cash equivalents	$38,665	$22,463
Short-term bank deposits	13,150	27,025
Restricted deposits	3,135	2,842
Trade receivables, net	14,176	14,489
Unbilled accounts receivable	6,050	6,309
Other accounts receivable and prepaid expenses	3,935	2,850
Inventories	13,863	9,596

Total current assets	92,974	85,574

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	146	155
Severance pay fund	1,289	1,524
Deferred income taxes	3,650	2,579

Total long-term investments and receivables	5,085	4,258

PROPERTY AND EQUIPMENT, NET	6,347	5,718

GOODWILL AND INTANGIBLE ASSETS, NET	14,765	16,995

TOTAL ASSETS	$119,171	$112,545

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2018	2017

CURRENT LIABILITIES:

Trade payables	$6,359	$5,198
Customer advances	10,170	7,191
Other accounts payable and accrued expenses	15,613	13,784

Total current liabilities	32,142	26,173

LONG-TERM LIABILITIES:
Deferred revenues	1,344	891
Deferred income taxes	182	190
Accrued severance pay	2,181	2,328
Other long-term liabilities	351	14

Total long-term liabilities	4,058	3,423

Redeemable non-controlling interest	1,755	-

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2018 and December 31, 2017; Issued and outstanding: 23,049,639 shares at December 31, 2018 and 23,032,448 shares at December 31, 2017	6,721	6,716
Additional paid-in capital	94,205	93,975
Accumulated other comprehensive loss	(1,827)	(87)
Foreign currency translation adjustments (stand alone financial statements)	2,795	5,859
Accumulated deficit	(20,678)	(23,514)

TOTAL SHAREHOLDERS' EQUITY	81,216	82,949

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$119,171	$112,545